Exhibit 99.1

Wetour Robotics Enters into US$20 Million North American Multi-Site Commercial Agreement for Orchestra Robotics Services

Definitive 24-month framework includes US$500,000 in non-refundable committed fees and potential aggregate fees of up to US$20 million across up to 20 U.S. warehouse sites

AUSTIN, Texas, July 22, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company, today announced that its wholly owned U.S. subsidiary, Wetour Travel Tech LLC, has entered into a definitive 24-month multi-site commercial agreement with an international trade and logistics company operating warehouse and logistics facilities in the United States.

Under the planned initial deployment, warehouse workers will use Orchestra together with Conductor and VisionLink to support hands-free task execution, workflow confirmation, situational awareness and human-machine coordination. The deployment is also designed to generate synchronized visual, neuromuscular, workflow and equipment-interaction data for training, testing and evaluating robotic systems in live operating environments.

“This agreement establishes a repeatable site-level commercial model for Orchestra,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “It combines near-term workforce enablement with the real-world multimodal data required to train physical AI and robotic systems, while creating a path to scale across a broader warehouse network.”

The agreement provides for US$500,000 in non-refundable committed fees for the planned initial Pennsylvania deployment, payable in accordance with the agreement. The framework may expand across up to 20 warehouse sites. Each additional site requires a separate written Site Authorization, under which deployment milestone fees and recurring service fees may become payable. If the full contemplated rollout and service periods are authorized and completed, aggregate fees may reach US$20.0 million.

The parties may mutually modify, reduce, suspend or terminate the uncompleted portion of the rollout in accordance with the agreement. The customer’s identity and facility details are not being disclosed pursuant to confidentiality obligations.

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas. The Company is developing Orchestra, a Physical AI platform that connects intelligent agents to the physical world through wearable sensors, visual intelligence, edge AI computing and connected machines. Conductor is the Company’s wrist-worn neuromuscular interface, and VisionLink is its visual intelligence module.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding collection of contractual fees, deployment timing, future Site Authorizations, milestones, recurring services, data collection and use, expansion to additional facilities, and the potential aggregate value of the commercial framework. The US$20.0 million amount represents the maximum potential aggregate fees under the 24-month framework and is contingent on additional Site Authorizations, completion of applicable deployments and milestones, and continuation of the contemplated service periods. It is not the current committed contract value, guaranteed revenue, a firm purchase commitment, minimum customer spend or backlog. The US$500,000 committed fees are contractual payment obligations and do not represent cash received or revenue recognized as of the date of this release. Collection and revenue recognition are subject to customer payment, counterparty credit risk, the Company’s performance and applicable accounting requirements. The customer is not obligated to authorize additional sites or payments beyond the US$500,000 initial commitment and amounts that become payable under signed Site Authorizations. The agreement and any Site Authorization may be terminated by either party, in whole or in part and without cause, upon five days’ written notice, which may eliminate future authorizations, untriggered milestones and recurring service fees. Actual results may differ materially due to customer nonpayment or delay, modification, suspension or termination of the rollout, deployment or technical issues, worker adoption, milestone achievement, service continuation, data quality, privacy and regulatory matters, competition, supply-chain constraints, capital availability and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact

Annabelle Li
Head of Investor Relations
ir@wetourrobotics.com